Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

May 8, 2019

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Equable Shares Large Cap Fund S000061417

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on May 1, 2019, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 57 to its registration statement.  PEA No. 57 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on March 15, 2019, for the purposes making material changes to the principal investment strategies of the Equable Shares Small Cap Fund (Series 2), a series of the Trust, including changing the name of the series to “Equable Shares Large Cap Fund” (hereinafter, referred to as the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 57.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

PROSPECTUS

Summary Section – Expense Example

1.
Staff Comment: Please remove the parenthetical stating “(taking into account the Expense Cap only through May 30, 2021)” in the narrative disclosure preceding the Expense Example, as there is no related arrangement to contractually limit expenses for a period ending May 30, 2021 described in the table showing Fees and Expenses of the Fund.

Response: The Trust responds by making the requested revision.

Summary Section - Principal Investment Strategies

2.	Staff Comment: Please indicate how covered call options written by the Fund will be valued.

Response: The Trust responds by confirming supplementally that the covered call options written by the Fund will be marked-to-market, using the pricing methodology described in the section of the Prospectus entitled “Pricing of Fund Shares,” which states: “Exchange traded options, including FLEX Options, are valued at the composite mean price, which calculates the mean of the highest bid price and lowest ask price across the exchanges where the option is principally traded. On the last trading day prior to expiration, expiring options may be priced at intrinsic value.”

3.
Staff Comment: Please clarify the statement that the Fund will “look through” to the underlying securities held by an ETF for purposes of the Fund’s policy of investing at least 80% of its net assets in securities of large capitalization issuers.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund will ~~“look through” to the underlying securities held by an ETF~~  take the Fund’s proportionate interest in the underlying securities held by an ETF into account individually when calculating the Fund’s compliance with its ~~for purposes of the Fund’s~~ policy of investing at least 80% of its net assets in securities of large capitalization issuers.

4.
Staff Comment: With regard to the statement that the Adviser “will select investments in equity securities of large capitalization issuers in order to achieve an investment portfolio for the Fund that is representative of the securities that comprise the Index,” please clarify what is meant by “representative of the securities that comprise the Index.”

Response: The Trust responds by revising the applicable disclosure to read as follows:

If the Fund does so, the Fund’s investment adviser, Teramo Advisors, LLC (the “Adviser”) will select investments in equity securities of large capitalization issuers in order to achieve an investment portfolio for the Fund designed to replicate ~~is representative of the securities that comprise~~ the performance of the Index.

5.
Staff Comment: With regard to disclosure stating that the Fund expects to write options with three to six-month durations, but may alternatively write options with nine-month, twelve-month or other durations, please clarify how duration is factored into the Fund’s principal investment strategies.

Response: The Trust responds by explaining supplementally that the Fund may write options with any duration, and that it is important to provide the currently expected duration in order to provide investors with an expectation of the timing of the Fund’s purchase windows, which occur around the time one option expires and the next option is written. The Trust responds further by revising applicable disclosures to indicate that the Fund may write options with any duration, and currently expects to write options with three- to six-month durations.

6.
Staff Comment: With regard to disclosure stating that the Fund may write covered call options to the full extent of the shares of ETFs or equity securities held by the Fund, please clarify what is meant by “full extent,” including the impact of leverage on the Fund’s principal investment strategies.

Response: The Trust responds by replacing the applicable disclosure with the following:

The Fund intends to write covered call options in amounts that correspond to the number of shares of ETFs or equity securities held by the Fund.

7.
Staff Comment: Please clarify what is meant by disclosure indicating that shareholders will be provided advance written notice before the Fund offers its shares for purchase, given that the Fund has not yet commenced operation and does not have any shareholders to provide with such notice.

Response: The Trust responds by revising the applicable disclosure to read as follows:

~~The~~ Following the initial commencement of operations of the Fund, the Fund’s shares are expected to be offered for purchase periodically based on the duration of the options it writes, which is currently three to six months. For example, if the Fund writes three-month options, an investor may expect to have four opportunities to purchase additional shares during a twelve-month cycle. The Fund typically expects to close to new purchases prior to the writing of a new option. When the Fund closes to new purchases, it will typically not open again until the approach of the date of the expiration of the options written, unless the Adviser determines otherwise. Shareholders of the Fund will be provided advance written notice when Fund shares will again be available for purchase. Pursuant to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”), shareholders will maintain daily redemption rights.

8.
Staff Comment: Please explain the effect of the following statement as it relates to an investor’s opportunities to invest in the Fund in the context of a full year cycle: “When the Fund closes to new purchases, it will typically not open again until the approach of the date of the expiration of the options written.”

Response: The Trust responds by revising the applicable disclosure as shown in the response to Comment 7, above.

9.
Staff Comment: Consider whether additional description of the selection of an option’s duration in relation to the frequency of the offering of a Fund’s shares is important to the discussion of the Fund’s principal investment strategies.

Response: The Trust responds by stating supplementally that it believes the current disclosure, as revised in the response to Comment 7, above, is adequate.

10.
Staff Comment: Please revise the following disclosure to replace “may” with “will”: The Fund is “non-diversified” under the 1940 Act, which means that it may invest more of its assets in fewer issuers than a “diversified fund.”

Response: The Trust responds by making the requested revision.

11.
Staff Comment: If the Fund will concentrate its assets in an industry or group of industries in the event that the S&P 500 Index is concentrated in an industry or group of industries, please include disclosure to this effect, or alternatively disclose that the Fund will not concentrate its assets in the event the S&P 500 Index is concentrated.

Response: The Trust responds by stating supplementally that the Fund will concentrate its assets in an industry or group of industries to the extent the Index does so. The Trust responds further by adding the following disclosure to the discussion of principal risks in the prospectus:

If the Index is concentrated in an industry or group of industries, then the Fund will also concentrate its assets in the same industry or group of industries.

Summary Section – Principal Risks

12.
Staff Comment: With respect to disclosure related to the risks of investing in ETFs, please indicate that trading on an exchange does not guarantee a liquid market for ETFs and disclose the risks of trading at a premium.

Response: The Trust responds by revising the applicable disclosure to read as follows:

Exchange-Traded Funds Risk. The risks of investment in ETFs reflect the risks of the underlying instruments in which the ETF invests. When the Fund invests in ETFs, shareholders of the Fund indirectly bear a proportionate share of the ETF’s fees and expenses, as well as their share of the Fund’s fees and expenses. As a result, an investment by the Fund in an ETF could cause the Fund’s operating expenses (taking into account indirect expenses such as the fees and expenses of the ETF) to be higher and, in turn, performance to be lower than if the Fund were to invest directly in the instruments held by the ETF. Shareholders may invest directly in an ETF, and thereby avoid duplicative fees. Trading on an exchange does not guarantee a liquid market will exist for an ETF. Trading in an ETF may be halted if the trading in one or more of the ETF’s underlying securities is halted. ETFs may trade at a premium or discount to their net asset value.

13.	Staff Comment: Please confirm whether the Fund will invest in affiliated ETFs.

Response: The Trust responds by confirming supplementally that the Fund does not intend to invest in affiliated ETFs.

14.	Staff Comment: With respect to each of the principal risks, consider listing the risks in order of importance rather than in alphabetical order.

Response: The Trust believes that each risk narrative included in the Prospectus in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors. More importantly, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds. However, to add clarity to the risk disclosure format, the following disclosure will be added to the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence:

As with any mutual fund, there are risks to investing. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Remember, in addition to possibly not achieving your investment goals, you could lose all or a portion of your investment in the Fund over short or even long periods of time. ~~The principal risks of investing in the Fund are:~~ The principal risks of investing in the Fund are summarized below. The principal risks are presented in alphabetical order to facilitate finding particular risks and comparing them with other funds. Each risk summarized below is considered a “principal risk” of investing in the Fund, regardless of the order in which it appears.

15.	Staff Comment: Consider separating “Covered Call Options and FLEX Options Risks” into distinct disclosures.

Response: The Trust responds by making the requested revision.

16.
Staff Comment: Please move the first sentence under “Correlation Risk” to the discussion of principal investment strategies and revise the remaining disclosure to describe how the performance of the Index and derivative performance relates to the Fund’s investment objective.

Response: The Trust responds by moving the first sentence under “Correlation Risk” to the discussion of principal investment strategies, as requested. The Trust responds further by revising the remaining disclosure to read as follows:

Correlation Risk. ~~The performance of the Fund is not intended to match the performance of the Index.~~ The Fund’s investment strategy of writing covered call options will result in performance that differs from that of the Index. The covered call options written by the Fund will limit the Fund’s opportunity to participate in increases when the Index performs well. Further, the Fund incurs operating expenses and portfolio transaction costs not incurred by the Index.

17.
Staff Comment: Please consider whether “Large Shareholder Risk” is a principal risk specific to the Fund. If this is a principal risk of the Fund, please add summary risk disclosure in the discussion of the Fund’s principal risks in the Summary Section.

Response: The Trust responds by stating supplementally that Large Shareholder Risk is not considered to be a principal risk specific to the Fund. The Trust responds further by removing the applicable disclosure.

More About the Fund – Principal Investment Strategies of the Fund

18.
Staff Comment: Please consider whether disclosure related to the Fund’s ability to invest in ETFs that have obtained exemptive relief to permit investment by unaffiliated ETFs beyond the statutory limits of the 1940 Act is a principal strategy of the Fund. If not, please clarify as such, or consider moving the disclosure to the SAI. If it is a principal investment strategy, please add related disclosure to the discussion of Principal Investment Strategies in the Summary Section.

Response: The Trust responds by stating supplementally that investment in unaffiliated ETFs that have obtained relief to invest beyond the statutory limits of the 1940 Act is not a principal investment strategy of the Fund. The Trust responds further by moving the appropriate disclosures to the discussion of non-principal strategies in the Fund’s SAI.

19.	Staff Comment: Please clarify newly added disclosure concerning the Fund’s ability to write European style options with near the money strike prices as it relates to the Fund’s investment objective.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund expects to write options with “at-the-money” strike prices, but may also write options with “near-the-money” strike prices (~~meaning the strike price is close to the actual price of the underlying equity security held by the~~ Fund meaning the strike price is within 3% of the actual price, or closing price from the prior day, of the underlying equity security held by the Fund) if, in the Adviser’s opinion a “near-the-money” strike price provides a better opportunity to achieve the Fund’s investment objectives.

20.
Staff Comment: Please explain the addition of new disclosure permitting the Fund to invest in standardized call options as an alternative to FLEX options and clarify how this strategy seeks to achieve the Fund’s investment objective. If this is a principal investment strategy of the Fund, please add related disclosure to the discussion of principal strategies and risks in the Summary Section.

Response: The Trust responds by stating supplementally that the use of standardized call options is not considered to be a principal investment strategy of the Fund. The Trust responds further by revising the applicable disclosure to read as follows:

As an alternative to FLEX Options, the Fund may write exchange-traded standardized call options if the Adviser believes the liquidity or terms of the option, including the strike price, exercise style, and expiration date, will help the Fund achieve its investment objectives.

More About the Fund – Additional Information about the Fund

21.	Staff Comment: Please explain how the Fund’s purchase periods impact investors who redeem shares of the Fund outside of the offering period.

Response: The Trust responds by adding the following disclosure to this section:

The Fund’s shares are expected to be offered for purchase periodically based on the duration of the options it writes, which is currently three to six months. When the Fund closes to new purchases, it is not expected to open again until the approach of the date of the expiration of options written, unless the Adviser determines otherwise. Shareholders of the Fund will be provided advance written notice when Fund shares will again be available for purchase. The Adviser reserves the right to close the Fund to new investments at any time. While the Fund’s shares are expected to periodically be offered for purchase, investors can redeem shares any day that the New York Stock Exchange (“NYSE”) is open for business.

Management of the Fund

22.	Staff Comment: Please define “Equable Shares Funds” at its first use and list all funds that are included in the fund family.

Response: The Trust responds by revising the applicable disclosure to define “Equable Shares Funds” as including the Fund and the Equable Shares Small Cap Fund, which is also a series of the Trust.

Statement of Additional Information – Investment Policies and Risks

23.
Staff Comment: Please clarify how the use of exchange-listed put options or call options on equity securities, ETFs or equity indices as a temporary defensive position to offset the risk of loss due to a substantial decline in equity markets or other extreme market events applies in the context of European style options that cannot be exercised until their expiration dates.

Response: The Trust responds by revising the applicable disclosure to read as follows:

The Fund may also purchase exchange-listed put options or call options on equity securities, ETFs or equity indices as a temporary defensive position to offset the risk of loss due to a substantial decline in equity markets or other extreme market event. The expiration date of any such options would be at or near the expiration date of any options already written by the Fund. When the Fund (or its underlying investment companies) takes a temporary or defensive position, the Fund may not be able to pursue or achieve its investment objective.

Part C – Signature Page

24.	Staff Comment: Please confirm the registration statement has been signed by Cullen Small, as Mr. Small does not appear to be included in the signatures provided under the Power of Attorney.

Response: The Trust confirms that the registration statement has been signed by Cullen Small.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑5208.

Very truly yours,

/s/ Rachel A. Spearo
Rachel A. Spearo, Secretary
Series Portfolios Trust

CC:     Marco Adelfio, Goodwin Procter LLP